

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2012

Via U.S. Mail
Mr. Peter Hodyno
President
Secure Digital, Inc.
2 Glenwood Lane
Huntington, New York 11743

> **Re:** **Secure Digital, Inc.**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed December 13, 2012**
> **File No. 333-177744**

Dear Mr. Hodyno

     We have reviewed the above-referenced filing and the related response letter dated December 13, 2012 and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 13, 2012.

Prospectus Cover Page

1.   Please remove the reference to Section 102(b)(1) of the JOBS Act from the first paragraph. See Rule 421(d).

Risk Factors

"We will not be required to comply with certain provisions of the Sarbanes-Oxley Act…"

2.   We refer to prior comment 1. You state in both paragraphs under this risk factor heading that you will not be required to make your first annual assessment of your internal control over financial reporting until your second annual report or until you are no longer an emerging growth company. You will be required to include management's first assessment of the effectiveness of your internal controls if you no longer remain an emerging growth company. As such, delete the phrase underlined in this comment from your risk factor. Also, more specifically state the risks to investors that result from the fact that management has not assessed the effectiveness of your internal controls over financial reporting and will not do so for a substantial period following the effective date.

3.   The paragraph disclosing that you will not be required to provide an attestation report of an independent registered public accounting firm on management's report should be

preceded by a separate heading that alerts investors to that fact and briefly describes the resulting risks to investors.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 or Patrick M. Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3462 with any other questions. If you thereafter require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via Email
         Jill Arlene Robins, Esq.